Clear Genius Inc.



ANNUAL REPORT

Clear Genius Inc.
103 Koch Road.
Corte Madera, CA 94925
clear--genius.com

This Annual Report is dated June 3, 2020

BUSINESS

Company Overview

Clear Genius Inc. (the "Company") is a consumer products company in the Point-of-Use water filtration category.

Clear Genius® has secured two patents which feature the first water pitcher filtration system using a patented reusable cartridge. When used with the replaceable Filter Pod® Refills, the cartridge fits directly into Brita®, Pur® or Clear Geniu® water pitchers. For Brita® and Pur® users worldwide and many private label brands sold at Walmart and other major retailers, it eliminates the need to throw away the single-use plastic cartridge. This innovative feature increases the efficiency of recycling and provides a more environmentally conscious and cost-effective approach to filtering tap water at home.

Through initial marketing efforts, we have built brand awareness, positive consumer reviews and trust, repeat orders and early retail exposure. Clear Genius® has already acquired over 50,000 customers from major e-commerce and retail channels, including Amazon.com, Walmart.com, and over 1,100 Publix grocery stores.

Simply put, we filter water so it tastes great and is safer for human consumption. The current Clear Genius® water filtration system turns tap water into healthy, great tasting drinking water through a proprietary blend of activated carbon and ion-exchange resin.

Specifically, our activated carbon effectively reduces chlorine, mercury, and volatile organic compounds (VOCs). Ion exchange resin reduces calcium, magnesium, iron, manganese, copper, and mercury. This combination of filtration media is contained within a patented Filter Pod made from a recyclable mesh filtration fabric that keeps the filter media out of your drinking water and offers a more cost-effective and environmental-friendly way to enjoy great tasting water.

A strong infrastructure of systems, branding, management, supply chain and affiliated organization expertise has put Clear Genius® in a strong position for scaling and growth.

Corporate History

Clear Genius Inc. was organized on January 14, 2020 under the laws of Delaware. We operated under Sterling Filters, LLC (the predecessor Company) which was a limited liability company organized in April 2014 under the laws of Missouri.

On January 14, 2020, the predecessor Company merged with the Company pursuant to a Plan and Merger Agreement dated December 19, 2019. The two 50% owners of the predecessor Company agreed to exchange their 100% interest in the predecessor Company for 5,500,000 shares of the Company's common stock, thereby transferring ownership of the predecessor company to the Company.

Competitors and Industry

Worldwide, the point-of-use water treatment systems market was valued at $19.9 billion in 2018 and is projected to grow at over 10% annually to $32.7 billion by 2023.

The total North America point-of-use market, led by the US, was valued at over $3.5 billion in 2016 and is projected to grow to $4.6 billion in 2025. The current U.S. retail market for under the sink water filters, pitchers and replacement parts is currently estimated to be over $1 billion.

Water filters in this category are sold in nearly every mass retailer through houseware, grocery, drug, and hardware channels. Dominant retailers include Walmart, Target, Bed Bath & Beyond, Lowes, Home Depot and other top grocery and hardware store chains.

The large existing base of consumers with Brita® and PUR® pitchers provides a significant opportunity for Clear Genius® to gain market share with a smarter, environmentally conscious, cost-saving alternative for filtering tap water at home. And our filtered water tastes great!

https://www.marketsandmarkets.com/Market-Reports/point-of-use-water-treatment-systems-market-131277828.html

https://www.grandviewresearch.com/industry-analysis/point-of-use-water-treatment-systems-market

https://www.forbes.com/forbes/1999/0419/6308116a.html#48ce36309213

Key companies in this segment of the U.S. market include The Clorox Company (Brita)® and Helen of Troy Ltd. (PUR)®, with Brita® having an estimated 91 million users. PUR's sales, including water pitcher filtration, faucet-mounted filters and refrigerator filters exceeded $110 million in 2012.

https://www.westenjohnson.com/brita

https://www.reuters.com/article/us-helenoftroy/helen-of-troy-to-buy-pgs-water-filtration-business-idUSTRE7B513320111206

https://www.inquirer.com/philly/business/20160327_In_lead_crises__a_maker_of_water-filtration_pitchers_sees_opportunity_clearly.html

Current Stage and Roadmap

Clear Genius's® razor/razor-blade-inspired, "refill-based" business model will help us build significant customer lifetime value by offering customers who already have a pitcher, whether it be from Clear Genius®, Brita®, PUR® or certain other competitors, the ability to sign up to receive Filter Pod refills at recurring intervals as a subscription service.

Clear Genius has already acquired over 50,000 customers from major e-commerce and retail channels including Amazon.com, Walmart.com, and over 1,100 Publix grocery stores.

Several priorities for growth have been identified and include brick-and-mortar retail initiatives, expanding sales and customer acquisition in e-commerce channels, and product line extensions.

We are actively working with leading innovators in the water treatment industry on our future product pipeline which includes filtration technology with faster flow rates, removal of more contaminants, and more gallons treated per filter.

Previous Offerings

Between April 3, 2020 and June 3, 2020, we sold 0 shares of common stock in exchange for $1.00 per share under Regulation Crowdfunding.

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Inventory, marketing and GA expenses.
  Date: September 10, 2018
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Money for working capital
  Date: January 15, 2020
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Company operations and inventory
  Date: December 31, 2018
  Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

To date, the results of operations are reflective of management's initial "proof of concept" goal and the priority of positioning the Company for scaling and growth.

Specifically, the focus has been on:

1) Developing and patenting the technology;

2) Building the infrastructure of the Company to launch its products;

3) Establishing "proof of concept" and a base level of brand awareness with consumers and retailers

Since our product launch in the beginning of 2017, we estimate that we have over 70,000 customers through e-commerce and brick and mortar retail sales. In addition, a large percentage (65% of 2019 Amazon sales and 33% of 2019 Publix sales) is return customers buying Filter Pod Refills. This reflects brand loyalty and indicates satisfaction with the product.

GROSS REVENUES

	Amazon	Publix	Total
2017	127,700	272,500	$400,200
2018	101,600	214,700	$316,300
2019	54,700	40,900	$95,700

Our largest sales year, 2017, was the result of receiving opening orders from the Publix grocery retail chain (with over 1,100 stores in the Southeast). This front-end loading of warehouse inventory and retail shelves is typical for the industry.

Publix sales in 2018 were further augmented as a result of an in-aisle, quarter pallet promotion program in 500 stores.

2019 sales were significantly down as a direct result of reduced advertising and marketing due to lack of capital.

Monthly Amazon sales peaked in 2017 as a result of our strategy to quickly generate customers in the e-commerce channel which allowed us to monitor and establish proof of concept through sales rates and reviews. Driven largely by digital marketing expenditures through Amazon, Google, Facebook and Twitter, we attained a monthly rate of sales of nearly $15,000 in early 2017.

COST OF GOODS SOLD

Our component supply chains are as follows:

Pitcher	China
Filtration Media	China
Cartridge	China
Filter Pod	China
Retail Cartons	U.S.

Assembly of bulk components and shipping of final retail packs is completed by our 3rd party fulfillment center in St. Louis, Missouri.

Gross Profit, exclusive of discounts, has been consistent at approximately 50%.

We own our tooling and molds for the manufacturing of our patented Reusable Cartridge and the Filter Pod Refill.

We plan to establish the supply chain and basic requirements for setting up manufacturing in the U.S. and forecast cost savings up to 35% over current levels.

This will be a priority initiative once we have attained the necessary funding level.

EXPENSES

To meet our objective of positioning the Company for growth and scaling, our early expenditures were very heavily weighted in:

Research and Development of the Filtration Technology

Patent Applications

Systems and IT Platforms for E-Commerce

Branding, Package Development and Website Development

Supply Chain and Fulfilment

With this infrastructure in place, our focus became driving sales and our largest expenditures were in digital marketing and promotion campaigns.

As revenues grow, we expect these percent of sale expenses to normalize in the area of 15%.

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $19,853 [*The Company intends to raise additional funds through an equity financing*].

Debt

- Creditor: Dr. George Crispo
  Amount Owed: $100,000.00
  Interest Rate: 7.0%
  Maturity Date: December 01, 2021

- Creditor: Harry R. Kraatz
  Amount Owed: $100,000.00
  Interest Rate: 7.0%
  Maturity Date: December 01, 2021

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Officers and Directors

Name: Harry R. Kraatz

Harry R. Kraatz's current primary role is with the Issuer. Positions and offices currently held with the Issuer:

- Position: President and Chief Executive Officer
  Dates of Service: October 10, 2019 —Present
Responsibilities: Develop, implement and manage the Company's strategic plan. Upon funding, Harry R. Kraatz will be an at-will employee and paid an annual salary of $140,000. He will also qualify to participate in a stock option plan.

- Position: Director
Dates of Service: January 14, 2020 —Present
Responsibilities: Management supervision.

Name: Thomas D. Kraatz

Thomas D. Kraatz's current primary role is with the Issuer. Thomas D. Kraatz currently serves approximately 20 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director and Chairman of the Board
Dates of Service: January 14, 2020 —Present
Responsibilities: Management supervision. Thomas D. Kraatz does not receive a salary. In exchange for his cash investments he owns 50% of the common stock.

Name: Daniel R. Coffman

Daniel R. Coffman's current primary role is with Coffman and Company. Daniel R. Coffman currently works approximately 20 hours per week in his role with the Issuer.

Positions and offices currently held with the Issuer:

- Position: Director and CFO
Dates of Service: January 14, 2020 — Present
Responsibilities: Management supervision. The CFO will be primarily responsible for managing the Company's finances, including financial planning, record-keeping, financial reporting and tax compliance. Dan does not receive a salary. In exchange for his cash investments he owns 50% of the common stock.

Other business experience in the past three years:

- Employer: Coffman and Company

Title: Owner CPA

Dates of Service: January 01, 2001 — Present
Responsibilities: CEO

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Thomas D. Kraatz	2,750,000	Common Stock	50.0
Daniel R. Coffman	2,750,000	Common Stock	50.0

RELATED PARTY TRANSACTIONS

- Name of Entity: Harry R. Kraatz
  Relationship to Company: Officer

Nature / amount of interest in the transaction: A notes payable of $100,000 is outstanding with Harry R. Kraatz at an interest rate of 7% annually. The maturity date is 12-01-2021.
Material Terms: Owed to: Harry Kraatz Amount owed: $100,000.00 Interest rate: 7%
Maturity date: December 1, 2021
Material terms: There are no other material terms to this debt

OUR SECURITIES

The Company's Securities

The Company has authorized Common Stock and Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,500,000 outstanding.

Voting Rights

1 vote per share

Material Rights

After we close our offering, the board plans to approve a stock option plan for certain current and potential future employees. Preliminarily, the board envisions setting aside 15% of the remaining authorized shares for the pool.

Convertible Notes

The security will convert into common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $200,000.00
Maturity Date: December 01, 2021
Interest Rate: 7.0%
Discount Rate: %
Valuation Cap: $3,600,000.00
Conversion Trigger: Equity

Material Rights

The conversion price is determined by quotient of (1) $3,600,000 divided by (2) the aggregate number of the Company's outstanding Series A and Series B Preferred Units immediately prior to a Change in Control (assuming full conversion of exercise of all convertible and exercisable securities then outstanding other than indebtedness).

What it means to be a minority holder

As a minority holder of common stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights different than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and thus control dilution, the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF Offering may not be transferred by any purchaser for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Clear Genius Inc.

By   /s/

Name:

Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

I, _____ Principal Executive Officer of [COMPANY NAME], hereby certify that the financial statements of [COMPANY NAME] included in this Report are true and complete in all material respects.

Principal Executive Officer

STERLING FILTERS, L.L.C.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Sterling Filters, L.L.C.
Poplar Bluff, Missouri

We have reviewed the accompanying financial statements of Sterling Filters, L.L.C. (the "Company,"), which comprise the balance sheets as of December 31, 2019 and December 31, 2018, and the related statements of operations, statements of members' equity (deficit), and cash flows for the year ended December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 13, 2019
Los Angeles, California

Sterling Filters, L.L.C.
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2019	2018
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 19,853	$ 84,881
Accounts receivable—net	2,412	3,298
Inventories	140,545	171,533
Prepaids and other current assets	824	4,474
Total current assets	**163,634**	**264,187**
Property and equipment, net	15,047	34,167
Intangible assets, net	7,657	11,059
Total assets	$ **186,338**	$ **309,412**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	12,805	56,954
Credit Card	478	1,138
Other current liabilities	15,360	884
Total current liabilities	**28,643**	**58,976**
Convertible Note	150,000	150,000
Total liabilities	**178,643**	**208,976**
MEMBERS' EQUITY		
Members' equity	2,013,991	1,863,991
Retained earnings/(Accumulated Deficit)	(2,006,297)	(1,763,555)
Total members' equity	**7,695**	**100,436**
Total liabilities and members' equity	$ **186,338**	$ **309,412**

See accompanying notes to financial statements.

Sterling Filters, L.L.C.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Net revenue	$ 95,681	$ 266,848
Cost of goods sold	47,159	179,221
Gross profit	48,521	87,627
Operating expenses		
General and administrative	188,167	396,343
Sales and marketing	92,596	138,808
Total operating expenses	280,763	535,151
Operating income/(loss)	(232,241)	(447,523)
Interest expense	10,500	1,458
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(242,741)	(448,982)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (242,741)**	**$ (448,982)**

See accompanying notes to financial statements.

Sterling Filters, L.L.C.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

(UNAUDITED)

(in , $US)	Members' Equity	Accumulated Deficit	Total Members' Equity
Balance—December 31, 2017	**$ 1,713,991**	**$ (1,314,574)**	**$ 399,418**
Net income/(loss)		(448,982)	(448,982)
Member contribution	150,000		150,000
Balance—December 31, 2018	**1,863,991**	**$ (1,763,555)**	**$ 100,436**
Net income/(loss)	-	(242,741)	(242,741)
Member contribution	150,000	-	150,000
Balance—December 31, 2019	**2,013,991**	**$ (2,006,297)**	**$ 7,695**

See accompanying notes to financial statements.

Sterling Filters, L.L.C.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(242,741)	$	(448,982)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		19,120		19,120
Amortization of intangibles		3,402		3,402
Changes in operating assets and liabilities:				
Accounts receivable		886		(3,100)
Inventory		30,988		60,024
Prepaid expenses and other current assets		3,651		(1,979)
Accounts payable and accrued expenses		(44,149)		(990)
Credit Cards		(660)		1,138
Other current liabilities		14,476		(676)
Net cash provided/(used) by operating activities		**(215,028)**		**(372,043)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(9,055)
Net cash provided/(used) in investing activities		**-**		**(9,055)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Convertible Note		-		150,000
Member contribution		150,000		150,000
Net cash provided/(used) by financing activities		**150,000**		**300,000**
Change in cash		(65,028)		(81,098)
Cash—beginning of year		84,881		165,979
Cash—end of year	$	**19,853**	$	**84,881**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	10,500	$	1,458
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

Sterling Filters, L.L.C.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

(UNAUDITED)

All amounts in these Notes are expressed in United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

Sterling Filters, L.L.C., was formed on April 29, 2014 in the state of Missouri. Sterling Filters, L.L.C. is registered to do business as Clear Genius. The financial statements of Sterling Filters, L.L.C. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in St. Louis, Missouri.

Clear Genius, is a consumer products company in the Point-of-Use water filtration category. Clear Genius is the first water pitcher filtration system featuring a patented reusable cartridge. Utilizing a two-piece reusable cartridge with replaceable Filter Pod® refills, Clear Genius fits directly into existing Brita®, PUR® or Clear Genius Pitchers. This innovative product provides a more environmentally conscious and cost-effective approach to filtering tap water at home.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, the Company determined that no reserve was necessary.

Inventories

Sterling Filters, L.L.C.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

(UNAUDITED)

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5-7 years

Intangible Assets

The company capitalizes its patent filing fees and legal patent prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 17 years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception in 2014 through 2019 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

Sterling Filters, L.L.C.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

The Company will recognize revenues primarily from the sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Operating Leases

Operating leases relate to office space. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 13, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December

Sterling Filters, L.L.C.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

(UNAUDITED)

15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019	2018
Raw materials	$ 108,697	
Finished Goods	31,848	171,533
Total Inventories	$ 140,545 $	171,533

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2019	2018
Prepaid expenses	$ 824 $	2,577
Utility deposits	-	1,500
Other current assts		398
Total Prepaids Expenses and other Curr	$ 824 $	4,474

Other current liabilities consist of the following items:

Other Current Liabilities:	2019	2018
Accrued Payroll	$ 42 $	884
Amount due to owners	15,318	
Total Other Current Liabilities	$ 15,360 $	884

Sterling Filters, L.L.C.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

(UNAUDITED)

5.   PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2019		2018	
Equipment	$	134,205	$	134,205
Property and Equipment, at Cost		134,205		134,205
Accumulated depreciation		(119,158)		(100,039)
Property and Equipment, Net	$	**15,047**	$	**34,167**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and 2018 was in the amount of $19,120 and $19,120 respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2019, intangible asset consists of

As of Year Ended December 31,	2019		2018	
Intangible assets, at cost	$	**17,013**	$	**17,013**
Software		17,013		17,013
Accumulated amortization		(9,356)		(5,954)
Intangible assets, Net	$	**7,657**	$	**11,059**

Amortization expense for trademarks and patents for the fiscal year ended December 31, 2019 and 2018 was in the amount of $ 3,402 and $3,402 respectively.

Period	Amortization Expense	
2020	$	(3,402)
2021		(3,402)
2022		(853)
Total	$	**(7,657)**

7.   MEMBERS' EQUITY

The ownership percentage of the members were as follows:

As of Year Ended December 31, 2019

Member's name	Ownership percentage
Tom Kraatz	50.0%
Daniel Coffman	50.0%
TOTAL	**100.0%**

(UNAUDITED)

8. DEBT

Convertible Note

On September 10, 2018 the company entered into $50,000 convertible promissory note agreement with one of its founding members Harry Kraatz. The note has an interest rate of 7% per annum and the entire principal of the note and accrued interest mature on 3rd anniversary in 2021.

Upon maturity or change in control, the note holder can convert the note payable into equity. Conversion price is determined by quotient of (1) $3,600,000 divided by (2) the aggregate number of the Company's outstanding Series A and Series B Preferred Units immediately prior to the Change in Control (assuming full conversion of exercise of all convertible and exercisable securities then outstanding other than indebtedness). The outstanding balance of this note as of December 31, 2019 is in the amount of $50,000, classified as non-current. The related interest expense was $ 3,500 for 2019.

On December 3, 2018 the company entered into $100,000 note payable agreement with a certain lender. The note has an interest rate of 7% per annum and the entire principal of the note and accrued interest mature on 3rd anniversary in 2021. The outstanding balance of this note as of December 31, 2019 is in the amount of $100,000, classified as non-current. The related interest expense was $ 7,000 for 2019.

9. RELATED PARTIES

On September 10, 2018, the company entered a convertible note agreement with one of its founders Harry Kraatz in the amount of $50,000. Refer to note 8 'Debt' for further information. Accrued interest in the amount of $15,318 due to the owner has been reported within Other current liabilities.

On January 15, 2020 the company entered into $50,000 convertible promissory note agreement with Harry Kraatz. The note has an interest rate of 7% per annum and the entire principal of the note and accrued interest mature on December 1, 2021.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

On May 1, 2016, the Company entered an office lease agreement with Phoenix Winghaven LLC in the amount of $1441.83 per month. The lease commenced on May 1, 2016 and expired on April 2017. After the lease expired, the company entered into month to month rental agreement and continued to pay $1,441.83 monthly until March, 2019. Rent expense was in the amount of $ 4,325 and $15,860 as of December 31, 2019 and December 31, 2018 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

(UNAUDITED)

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 13, 2020, the date the financial statements were available to be issued.

Clear Genius Inc. was organized on January 14, 2020 under the laws of Delaware, succeeding Sterling Filters, LLC, the predecessor company, which was a limited liability company. On January 14, 2020, the predecessor company merged with the new company pursuant to a Plan and Merger Agreement dated December 19, 2019.

The two 50% owners of the predecessor company agreed to exchange their 100% interest in the predecessor company for 5,500,000 shares of the new company's common stock, thereby transferring ownership of the predecessor company to Clear Genius Inc. The number of shares authorized is 10,000,000 with total of 5,500,000 outstanding with par value of $ 1.00.

The company is currently raising funds through its Regulation CrowdFunding ("Reg CF") on StartEngine LLC. As of April 13, 2020, the company had a subscription receivable of $21,850 related to the sale of shares of Common Stock.

On January 15, 2020 the company entered into $50,000 convertible promissory note agreement with Harry Kraatz. The note has an interest rate of 7% per annum and the entire principal of the note and accrued interest mature on December 1, 2021.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has an accumulated deficit of $2,006,297 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.